UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2025

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Unaudited Interim Condensed Consolidated Financial Statements

This Report of Foreign Private Issuer on Form 6-K filed by Plastec Technologies, Ltd. (“we, “us”, “our” or the “Company”) contains the Company’s unaudited interim condensed consolidated financial results for the six months ended June 30, 2025. Additionally, attached as Exhibit 99.1 is a press release of the Company relating to the foregoing financial results.

Exhibits

Exhibit	Description

99.1	Press release.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report of Foreign Private Issuer on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report of Foreign Private Issuer on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report of Foreign Private Issuer on Form 6-K is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report of Foreign Private Issuer on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) June 30,	(Audited) December 31,
	2025	2024
	HK$	HK$
ASSETS
Current assets
Cash and cash equivalents	42,798	44,171
Deposits, prepayment and other receivables	225	-
Total current assets	43,023	44,171

Total assets	43,023	44,171

LIABILITY AND SHAREHOLDERS’ EQUITY
Current liability
Other payables and accruals	572	538
Total current liability	572	538

Total liability	572	538

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 12,938,128 and 12,938,128 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	101	101
Additional paid-in capital	26,049	26,049
Accumulated other comprehensive income	(30)	(30)
Retained earnings	16,331	17,513
Total shareholders’ equity	42,451	43,633

Total liability and shareholders’ equity	43,023	44,171

PLASTEC TECHNOLOGIES, LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the six months ended June 30,
	2025	2024
	HK$	HK$
Revenues	-	-

Operating expenses, net
General and administrative expenses	(2,074)	(1,937)
Total operating expenses, net	(2,074)	(1,937)

Loss from operations	(2,074)	(1,937)

Interest income	892	2,525
(Loss)/income before income tax expense	(1,182)	588

Income tax expense	-	(524)
Net (loss)/income and comprehensive (loss)/income attributable to the Company’s shareholders	(1,182)	64

PLASTEC TECHNOLOGIES, LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the six months ended June 30,
	2025		2024
	HK$		HK$
Net (loss)/income per share:

Weighted average number of ordinary shares		12,938,128		12,938,128

Weighted average number of diluted ordinary shares		12,938,128		12,938,128

Basic net (loss)/income per share attributable to the Company’s shareholders	HK$	(0.091)	HK$	0.005

Diluted net (loss)/income per share attributable to the Company’s shareholders	HK$	(0.091)	HK$	0.005

PLASTEC TECHNOLOGIES, LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$
Balance at December 31, 2023 and at January 1, 2024 (Audited)	12,938,128	101	26,049	(30)	60,744	86,864

Net income for the period	-	-	-	-	64	64
Balance at June 30, 2024 (Unaudited)	12,938,128	101	26,049	(30)	60,808	86,928
Balance at December 31, 2024 and at January 1, 2025 (Audited)	12,938,128	101	26,049	(30)	17,513	43,633

Net loss for the period	-	-	-	-	(1,182)	(1,182)
Balance at June 30, 2025 (Unaudited)	12,938,128	101	26,049	(30)	16,331	42,451

PLASTEC TECHNOLOGIES, LTD.

INTERIM CONSENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the six months ended June 30,
	2025	2024
	HK$	HK$
Operating activities
Net (loss)/income	(1,182)	64

Adjustments to reconcile net (loss)/income to net cash used in /provided by operating activities:
Depreciation and amortization	-	36
Changes in operating assets and liabilities:
Deposits, prepayment and other receivables	(225)	(749)
Other payables and accruals	34	(735)
Tax payables	-	523
Net cash used in operating activities	(1,373)	(861)

Investing activity
Purchase of plant and machinery	-	(370)
Net cash used in investing activity	-	(370)

Net decrease in cash and cash equivalents	(1,373)	(1,231)

Cash and cash equivalents, beginning of period	44,171	96,303
Cash and cash equivalents, end of period	42,798	95,072

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION:
Interest received	892	2,525

PLASTEC TECHNOLOGIES, LTD.

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$.

Operating results for the six months ended June 30, 2025 compared to the six months ended June 30, 2024

We did not record any operating income during the six months ended June 30, 2025 and 2024 and maintained minimal daily operations. Our operating expense, net for the six months ended June 30, 2025 increased by approximately HK$0.13 million to approximately HK$2.07 million from approximately HK$1.94 million for the six months ended June 30, 2024. The increase was mainly attributable to increased professional fees in relation to the application for the liquidation of our BVI-incorporated subsidiaries (Viewmount Development Limited, Sun Ngai Spraying and Silk Print Co. Ltd., and Sun Terrace Industries Ltd.) which is still in progress.

We recorded a net loss attributable to shareholders of approximately HK$1.18 million for the six months ended June 30, 2025 as compared to a net income of approximately HK$0.06 million for the six months ended June 30, 2024. The loss was mainly attributable to reduced interest income of approximately HK$0.89 million for the six months ended June 30, 2025 as compared to HK$2.53 million for the six months ended June 30, 2024 resulted from the reduced balances in bank accounts after the interim dividend of HK$35.32 million paid in December 2024 as well as the decreased interest rate for bank deposit placed in 2025.

Balance sheet positions as of June 30, 2025 compared to December 31, 2024

Total assets decreased by approximately HK$1.15 million to approximately HK$43.02 million as of June 30, 2025 compared to approximately HK$44.17 million as of December 31, 2024 due to payment made for daily operating expenses.

Total liabilities increased by approximately HK$0.03 million to approximately HK$0.57 million as of June 30, 2025 compared to approximately HK$0.54 million as of December 31, 2024.

Cashflow analysis

We have relied primarily on internally generated funds to finance our minimal operations.

For the six months ended June 30, 2025, we recorded approximately HK$1.37 million of cash outflow as compared to approximately HK$1.23 million of cash outflow for the six months ended June 30, 2024. The increased outflow was mainly attributable to increased net cash used in operating activities of HK$1.37 million as compared to HK$0.86 million, as well as nil net cash used in investing activity compared to HK$0.37 million used in the six months ended June 30, 2024.

We did not engage in any financing activities during the six months ended June 30, 2025 or 2024.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name:	Kin Sun Sze-To
Title:	Chief Executive Officer

Dated: August 18, 2025